Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2009

	Three Months Ended
	December 31
	2009	2008
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$151,619	$123,902
Add:
Portion of rents representative of the interest factor	2,097	1,771
Interest on debt & amortization of debt expense	38,708	38,991

Income as adjusted	$192,424	$164,664

Fixed charges:
Interest on debt & amortization of debt expense (1)	$38,708	$38,991
Capitalized interest (2)	1,431	718
Rents	6,290	5,312
Portion of rents representative of the interest factor (3)	2,097	1,771

Fixed charges (1)+(2)+(3)	$42,236	$41,480

Ratio of earnings to fixed charges	4.56	3.97